

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Via E-mail
Greg D. Adams
Chief Financial Officer
Green Earth Technologies, Inc.
1136 Celebration Boulevard
Celebration, Florida 34747

> **Re: Green Earth Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 31, 2014**
> **File No. 333-199751**

Dear Mr. Adams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the cover page to include a recent market price of your securities as of the latest practicable date.

2. We note that your cover page only refers to 6% Secured Convertible Debentures due March 31, 2016. However, the selling shareholder table indicates that shares offered may underlie the 6% Secured Convertible Debentures due March 31, 2016 or 6% convertible debenture due December 31, 2014. Please clarify and revise your registration statement accordingly.

3. We note that your cover page refers to warrants expiring March 31, 2018 and September 30, 2018. However, the selling shareholder table indicates that shares offered may underlie warrants that expire on December 31, 2016 and June 30, 2018. Please clarify and revise your registration statement accordingly.

The Selling Shareholders, page 12

4. Please describe how the selling shareholders acquired the overlying debentures and warrants, including the dates of the transactions and the consideration paid by the selling shareholders.

Exhibits and Financial Statement Schedules, page II-3

5. We note that you have filed a final form of 6% Convertible Debenture due and payable on December 31, 2014 as Exhibit 4.3. Please file the final form of 6% debenture due March 31, 2016 as an exhibit.

6. We note that you have filed a final form of Series A Common Stock Purchase Warrants exercisable at any time on or before December 31, 2016 as Exhibit 4.4. Please file the final forms of the warrants expiring on March 31, 2018, June 30, 2018 and September 30, 2018 as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Joel J. Goldschmidt (*via e-mail*)
    Morse, Zelnick, Rose & Lander, LLP